

July 22, 2010

Henry Fong
Chief Executive Officer
Techs Loanstar, Inc.
319 Clematis Street, Suite 703
West Palm Beach, FL 33401

> **Re: Techs Loanstar, Inc.**
> **Form 8-K/A, Item 4.01**
> **Filed July 21, 2010**
> **Form 8-K, Item 4.01**
> **Filed July 19, 2010**
> **File No. 333-143630**

Dear Mr. Fong:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Yolanda Crittendon
Staff Accountant